Exhibit 4.4.5

SCHLUMBERGER DISCOUNTED STOCK PURCHASE PLAN

(As Amended and Restated January 21, 1998)

Fourth Amendment

Schlumberger Limited, a Netherlands Antilles corporation, having heretofore adopted the Schlumberger Discounted Stock Purchase Plan, as amended and restated January 21, 1998, and thereafter amended (the “Plan”), and having reserved the right under Section 21 thereof to amend the Plan, does hereby amend the Plan, effective January 1, 2004, as follows:

1. The first two sentences of Section 15 of the Plan are hereby amended to read as follows:

“Participants who are employed by non-U.S. Companies, who are paid in foreign currency and who contribute foreign currency to the Plan through payroll deductions, will have such contributions converted to U.S. dollars on a monthly basis. The exchange rate for such conversion will be the rate quoted by a major financial institution selected by the Committee in its sole discretion.”